

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2020

Govinda Giri
Chief Executive Officer
Sagoon Inc.
1980 Teasel Ct.
Woodbridge, VA 22192

> **Re: Sagoon Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed January 22, 2020**
> **File No. 024-11120**

Dear Mr. Giri:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2020 letter.

Amendment No. 2 to Offering Statement on Form 1-A

The Company's Business, page 18

1.   Your revised disclosure in response to the prior comment and to comment 3 of our letter dated December 12, 2019 does not quantify active users of your platform for each period presented. As it appears that there is a measure of user activity that you use in managing your business (e.g., average monthly active users), please provide such information in addition to the registered user information that you provide, or advise. In this regard, we note your statement that "[h]undreds of thousands of people visit your site on a monthly basis."

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson